

Mail Stop 3720

June 23, 2017

Andrew S. Clark
President and Chief Executive Officer
Bridgepoint Education, Inc.
8620 Spectrum Center Blvd.
San Diego, CA 92123

      **Re:    Bridgepoint Education, Inc.**
            **Form 10-K for Fiscal Year Ended December 31, 2016**
            **Filed March 7, 2017**
            **File No. 001-34272**

Dear Mr. Clark:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Celeste M. Murphy for

          Larry Spirgel
          Assistant Director
          AD Office 11 – Telecommunications